SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 2, 2014

CHINA SOUTHERN AIRLINES COMPANY LIMITED

(Translation of registrant's name into English)

278 Jichang Road

Guangzhou, Guangdong 510405

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐ No☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published the following announcements on March 28, 2014 on the Hong Kong Stock Exchange’s website at:

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0328/LTN201403281641.pdf, in relation to 2013 Annual Results;

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0328/LTN201403281446.pdf, in relation to the Terms of Reference of Audit Committee;

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0328/LTN201403281404.pdf, in relation to the announcement of resolutions passed at the second meeting of the seventh session of the supervisory committee;

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0328/LTN201403281378.pdf, in relation to the announcement on resolutions passed at the second meeting of the seventh session of the board; and

http://www.hkexnews.hk/listedco/listconews/SEHK/2014/0328/LTN201403281709.pdf, in relation to 2013 Social Responsibility Report.

The announcements in English are included as exhibits to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing

Name: Liu Wei and Xie Bing

Title: Joint Company Secretaries

Date: April 2, 2014